UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Southcross Energy Partners, L.P.
Full Name of Registrant

Former Name if Applicable

1717 Main Street, Suite 5200
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Southcross Holdings LP (the “Parent”), which owns the general partner (the “General Partner”) of Southcross Energy Partners, L.P. (the “Partnership”) and a 62% limited partner interest in the Partnership, has been engaged in discussions with its owners, the lenders under its term loan credit agreement (the “Lenders”) and certain other parties, including the holders of preferred equity units in the Parent (the “Preferred Equity”), regarding the terms and conditions of various possible restructuring alternatives to facilitate the creation of a sustainable capital structure for the Parent. The Parent has advised the Partnership that the Parent has reached a deal in principle with its owners, a majority of the Lenders and the Preferred Equity holders on the terms of a restructuring that would be implemented under Chapter 11 of the United States Bankruptcy Code (the “Restructuring”). The Restructuring is contingent upon, among other things, final documentation and necessary approvals.
The management team of the Parent is substantially identical to the management team of the Partnership. Due to the significant amount of time devoted by the Parent’s management with respect to restructuring the Parent's indebtedness and the time required to evaluate and disclose, in compliance with the requirements of Form 10-K, the effects of any such restructuring on the Partnership and its ability to comply with the financial covenants under its Debt Agreements (defined below), the Partnership is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) within the prescribed time period without unreasonable effort or expense.
The Partnership does not expect to remain in compliance with all of the financial covenants contained in its third amended and restated revolving credit agreement and term loan credit agreement (collectively, the “Debt Agreements”) throughout 2016 unless any noncompliance is cured in accordance with the Debt Agreements (an “Equity Cure”). In addition, the Partnership faces a liquidity shortfall that is largely related to an intercompany receivable due from the Parent as of December 31, 2015 (the “Intercompany Receivable”). If no Equity Cure is obtained, all of the Partnership’s outstanding debt may become immediately due and payable. Unless the Partnership obtains assurances that the required funds to make the Equity Cures will be available and the Intercompany Receivable is brought current, the Partnership’s auditors’ opinion to be issued in connection with the Partnership’s consolidated financial statements for the year ended December 31, 2015 is expected to include an explanatory paragraph regarding substantial doubt about the Partnership's ability to continue as a going concern.
The inclusion of such explanatory paragraph in the Partnership’s audit opinion would constitute a default under the Debt Agreements, which would become an event of default if uncured after a 30-day grace period. Absent a waiver or amendment, if an event of default occurs under either Debt Agreement, the lenders party to the Debt Agreements could accelerate the maturity of any amounts outstanding. As of March 15, 2016, total borrowings (including outstanding letters of credit) under the Debt Agreements were $643.0 million, with no availability remaining under the revolving credit facility.
In order to attain reasonable assurance that these issues will be addressed, the Partnership intends to await a resolution with respect to the Parent's restructuring efforts before the Partnership files the 2015 Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Lawrence	214	979-3720
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Southcross Energy Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Southcross Energy Partners GP, LLC, its general partner

Date	March 16, 2016	By:	/s/ Bret M. Allan
Name: Bret M. Allan
Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).